

MAIL STOP 3010

October 2, 2009

Richard Baker, CEO
NRDC Acquisition Corp.
3 Manhattanville Road
Purchase, NY 10577

> **Re:    NRDC Acquisition Corp.**
> **Amendment No. 3 to Schedule 14A**
> **File No. 001-33749**
> **Filed October 1, 2009**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We note the disclosure on page 88 that the proceeds in the trust were initially invested in U.S. government securities or money market funds. Please revise to clarify if they continue to be invested in such assets.

The Extension Proposal, page 128

2.    Here and where appropriate, please revise to discuss the mechanics of this proposal. For instance, clarify if this proposal can take effect prior to the closing of the meeting and during an adjournment while other proposals are pending.

Unaudited Pro Forma Condensed Financial Information

Note1. Description of the Framework Transactions and Basis of Presentation

The Framework Transactions, page F-6

3.      We note your disclosure relating to the Warrant Amendment Proposals. Please
        revise your disclosure to clarify whether these amendments had an impact on the
        fair value of the warrants, and if so, how the modification impacts your pro forma
        financial statements, and provide support for your treatment.

Unaudited Pro Forma Condensed Statements of Operations, pages F-3 and F-4

4.      It appears that the totals for loss from operations, loss before income taxes and net
        loss on page F-3 are in error. Please revise as appropriate.

5.      Please expand note 2.B. to disclose the assumptions involved in the adjustment
        and advise us how this is factually supportable given that you are already a public
        company.  Also, explain why this adjustment does not impact the pro forma
        financial statements for fiscal year 2008.

6.      Please tell us and if necessary, expand notes 2.D. and 10 to disclose the
        assumptions involved in the adjustment.    Based on your disclosure on page 6, it
        is not clear that you currently meet the requirements necessary to qualify for
        REIT status.  Further, given that you will not elect REIT status prior to 2010, it is
        not clear that this event is factually supportable to warrant disclosure in the pro
        forma financials.  Please advise.

7.      There does not appear to be a sufficient factual basis for the adjustments to gross
        up interest income in footnote 2.F.  Please revise accordingly.

8.      Your disclosure appears to indicate that <u>historical</u> weighted average shares
        outstanding used in the calculation of earnings per share data excludes shares
        subject to possible conversion, which appears to be inconsistent with the
        disclosure in the pro forma balance sheet and your historical financial statements.
        Please revise to clarify this apparent conflict.

9.      Please disclose a reconciliation of your weighted average shares outstanding
        under both the maximum and minimum transaction size assumptions.

Unaudited Pro Forma Condensed Balance Sheet, page F-5

10.     We note on page F-2 that under the minimum transaction size assumption you
        assumed that the trust account contains no less than $100 million at the closing.

This is inconsistent with the pro forma balance of $97.3 million shown on page F-5. Please clarify this apparent conflict.

11.     We note the adjustment for $1,742,932 reducing income accumulated during development stage. Please disclose what this adjustment represents and the assumptions involved.

**\* \* \* \***

You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the financial statements may be directed to Jorge Bonilla at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc:     Jay Bernstein, Esq.
        (via facsimile)